Exhibit 99.1

LIVEREEL MEDIA CORPORATION

Consolidated Financial Statements

For the Three and Nine Months ended March 31, 2011 and 2010
(Unaudited)

(Canadian Dollars)

LiveReel Media Corporation

Notice of Disclosure of Non-Auditor Review of Interim Financial Statements for the period ended March 31, 2011

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of LiveReel Media Corporation for the three and nine months ended March 31, 2011 and 2010 have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the Company’s management.

The Company’s independent auditors, Schwartz, Levitsky, Feldman LLP, have not performed a review of the interim financial statements for March 31, 2011 in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

LiveReel Media Corporation
Consolidated Balance Sheets
(Canadian Dollars)

		March 31,	June 30,
	Note	2011	2010
		(Unaudited)	(Audited)
Assets
Current
Cash		$32,686	$144,006
Other assets	3	50,013	39,323
		82,699	183,329
Liabilities
Current
Accounts payable and accrued liabilities	4	$77,533	$57,681
		77,533	57,681
Shareholders' Equity
Capital stock	5	$6,788,908	$6,728,846
Contributed surplus		1,439,451	293,370
Warrants	6	-	1,146,081
Deficit and comprehensive loss		(8,223,193)	(8,042,649)
		5,166	125,648
		$82,699	$183,329
Related Party Transactions (Note 8)
Commitments and Contingencies (Note 9)

Approved by the Board  ”Jason Meretsky”  Director     ” Diana van Vliet” Director
                                         (signed)                                      (signed)

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statements of Operations and Comprehensive Income (Loss)
(Canadian Dollars)

		Three	Nine	Three	Nine
		Months	Months	Months	Months
		Ended	Ended	Ended	Ended
		March 31,	March 31,	March 31,	March 31,
	Note	2011	2011	2010	2010
Revenue
Investment income		$-	$-	$-	$-
Interest income		-	-	-	-
Total Revenue		$-	$-	$-	$-
Expenses
Consulting	8	42,500	122,500	15,000	45,000
Office and general		3,600	11,964	12,246	34,334
Shareholders information		2,577	19,424	2,390	8,359
Foreign exchange (gain)/loss		1,040	7,208	6,456	43,728
Professional fees		502	18,962	23,535	24,192
Bank charges and interest		107	486	416	1,170
		50,326	180,544	60,043	156,783
Net income (loss) and
Comprehensive income (loss) for the period		$(50,326)	$(180,544)	$(60,043)	$(156,783)
Net earnings (loss) per share -
basic and diluted	7	$(0.00)	$(0.01)	$(0.00)	$(0.01)

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statements of Cash Flows
(Canadian Dollars)

	Three Months	Nine Months	Three Months	Nine Months
	Ended	Ended	Ended	Ended
	March 31,	March 31,	March 31,	March 31,
	2011	2011	2010	2010
Cash flows from operating activities
Net income (loss) for the period	$(50,326)	$(180,544)	$(60,043)	$(156,783)

Cash effect of changes in:
Other assets	(2,187)	(10,690)	9,474	(18,368)
Accounts payable and accrued liabilities	36,575	19,852	23,583	(25,315)
	(15,938)	(171,382)	(26,986)	(200,466)
Cash flows from financing activites
Exercise of warrants	-	60,062	-	-
Exercise of stock options	-	-	39,000	39,000
	-	60,062	39,000	39,000
Increase (decrease) in cash	(15,938)	(111,320)	12,014	(161,466)
Cash, beginning of period	48,624	144,006	224,928	398,408
Cash, end of period	$32,686	$32,686	$236,942	$236,942

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statement of Shareholders’ Equity (Deficiency)
(Canadian Dollars)

For the Three and Nine Months Ended March 31, 2011

	Number of Shares	Share Capital	Warrants	Contributed Surplus	Deficit and Comprehensive Loss	Shareholders' Equity (Deficiency)
Balance June 30, 2008	13,721,744	$6,656,265	$1,146,081	$293,370	$(6,893,862)	$1,201,854
Fair value of stock options granted for consulting services	-	-	-	33,581	-	33,581
Net loss for the period	-	-	-	-	(916,260)	(916,260)
Balance June 30, 2009	13,721,744	$6,656,265	$1,146,081	$326,951	$(7,810,122)	$319,175
Options exercised	3,900,000	72,581	$-	$(33,581)	$-	39,000
Net loss for the period	-	-	-	-	(232,527)	(232,527)
Balance June 30, 2010	17,621,744	$6,728,846	$1,146,081	$293,370	$(8,042,649)	$125,648
Net loss for the period					(62,421)	(62,421)
Balance September 30, 2010	17,621,744	$6,728,846	$1,146,081	$293,370	$(8,105,070)	$63,227
Exercise of warrants	5,900,000	$60,062	$(1,146,081)	$1,146,081	$-	$60,062
Net loss for the period	-	-	-	-	(67,797)	(67,797)
Balance December 31, 2010	23,521,744	$6,788,908	$-	$1,439,451	$(8,172,867)	$55,492
Net loss for the period	-	-	-	-	(50,326)	(50,326)
Balance March 31, 2011	23,521,744	$6,788,908	$-	$1,439,451	$(8,223,193)	$5,166

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2011 and 2010

1.   NATURE OF OPERATIONS

LiveReel Media Corporation (the “Company") is an entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

The Company was incorporated in Ontario on March 18, 1997 as a result of an amalgamation.

The Company changed its name from Noble House Entertainment Inc. to LiveReel Media Corporation effective October 12, 2006.  On October 20, 2006, the Company received regulatory approval for continuance under the jurisdiction of the Canada Business Corporations Act.

2.    SIGNIFICANT ACCOUNTING POLICIES

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2010.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at March 31, 2011 and the results of operations and equity and cash flows for the three and nine month periods ended March 31, 2011.  The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year taken as a whole.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements.

Going Concern

Management has prepared these consolidated financial statements in accordance with Canadian GAAP applicable to a going concern, which contemplates that assets will be realized and liabilities discharged in the normal course of business as they come due. To this point, all operational activities and the overhead costs have been funded from the available cash and short term investments and by equity issuances.

The Company has a negative working capital position of approximately $27,000 and an accumulated deficit of approximately $8.2 million.  The Company's ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company was unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2011 and 2010

3.    OTHER ASSETS

		March 31,	June 30
		2011	2010
		(Unaudited)	(Audited)
Taxes recoverable		$47,430	$24,831
Deposits and prepayments	(b)	2,583	14,492
		$50,013	$39,323

Deposits and prepayments are for an extension of the Company’s director’s and officer’s insurance policy entered into May 2010, which extended the coverage to June 2011.  The costs of the policy are expensed on a straight line basis over the life of the policy.

4.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		As at	As at
		March 31,	June 30,
		2011	2010
		(Unaudited)	(Audited)
Accounts payable	(a)	$44,993	$10,140
Accrual	(b)	-	15,000
Production advances	(c)	32,540	32,540
		$77,533	$57,680
_____________________

(a)	As at March 31, 2011, accounts payable were regular trade payables incurred in the normal course of business.

(b)	Accruals at June 30, 2010 are for estimated audit fees. There were no accruals at March 31, 2011.

(c)	Production advances were received from two production companies towards script and screen play development. A former director and officer of the company and a former executive of its subsidiary are among the owners of one of the production companies, which advanced $26,540 (June 30, 2010 - $26,540).

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2011 and 2010

5.    CAPITAL STOCK

(a)	Authorized: Unlimited number of common shares

(b)	Issued:

	March 31, 2011		June 30, 2010
	(Unaudited)
	Common		Common
	Shares	Amount	Shares	Amount

Beginning of period	17,621,744	$6,728,846	17,621,744	$6,728,846

Issued upon exercise of warrants	5,900,000	60,062

End of period	23,521,744	$6,788,908	17,621,744	$6,728,846

(c)
Stock Options:

On July 22, 2008, the board of directors agreed to increase the size of the option pool to 4,000,000 options.  In addition, the 900,000 options previously issued to the former Chief Executive Officer were cancelled.   Finally, a new grant of 3,900,000 options to the Chief Executive Officer, at a strike price of $0.01 per option, expiring July 22, 2013 and fully vested was approved.  The former Chief Executive Officer exercised all of these options in the year ended June 30, 2010.  On October 4, 2010, the remaining 100,000 options issued to the Chief Financial Officer were cancelled.

6.   WARRANTS

		As at March 31,		As at June 30,
		2011		2010
		(Unaudited)
		# of warrants	Fair value	# of warrants	Fair value
Issued and outstanding at end of the period	(b)	-	$-	6,193,600	$1,146,081
_____________________

(a)	On November 20, 2010, 5,900,000 warrants were exercised at US$0.01 per warrant resulting in proceeds of $60,062. In addition, 293,600 previously issued warrants expired on November 30, 2010. The fair value of the warrants previously issued was reclassified to Contributed Surplus as a result of the November transactions.

(b)	The shares issuable upon exercise of the warrants issued are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2011 and 2010

7.    EARNINGS (LOSS) PER SHARE

Earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the three and nine month periods ended March 31, 2011 which were 23,521,744 and 20,462,485 common shares respectively.  (Three and nine months ended March 31, 2010 – 14,371,744 and 13,938,411 respectively).

8.   RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three and nine months ended March 31, 2011 and balances as at that date, not disclosed elsewhere in the financial statements are:

(a)
Consulting fees include $30,000 earned by the largest shareholder and $7,500 paid to the new Chief Executive Officer for various consulting services rendered in the three months ended March 31, 2011.  Consulting fees include $90,000 of fees earned by the largest shareholder and $22,500 paid to the new Chief Executive Officer for various consulting services rendered in the nine months ended March 31, 2011.  No such fees were paid in the three and nine month period ended March 31, 2010 to either party.  The $30,000 earned by the largest shareholder in the quarter was included in accounts payable at March 31, 2011.

Consulting fees in the three month period ended March 31, 2011 also include $5,000 paid to the Chief Financial Officer for services rendered during the period (three month period ended March 31, 2010 - $15,000 to the Chief Financial Officer).  Consulting fees in the nine month period ended March 31, 2011 also include $10,000 paid to the Chief Financial Officer for services rendered during the period (nine month period ended March 31, 2010 - $45,000 to the Chief Financial Officer).

(b)	Professional fees include $15,000 paid to a law firm affiliated with the Chief Executive Officer for legal services provided in the nine month period ended March 31, 2011. No such fees were paid in the three and nine month period ended March 31, 2010.

9.    COMMITMENTS AND CONTINGENT LIABILITIES

(a)	The Company's wholly owned subsidiary, LRPC has entered into various film distribution, joint venture and co-producing arrangements under which the Company will co-produce two films, in addition to its current wholly-owned slate of projects. Under these arrangements, co-producers, who will own 50% of the net revenue will contribute half of the development fees to LRPC toward the development of the projects. LRPC will utilize these fees, in conjunction with its own, in order to develop the projects and bring them to maturity. The extent of financial commitments required under these arrangements cannot be reasonably determined at this time.

(b)	On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly-owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00. The third party has the right to exercise the option until July 15, 2012. The Company also has an option in which it can require the third party to purchase the subsidiary or its assets and assume its liabilities during the similar 24-month period.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2011 and 2010

10.   SEGMENTED INFORMATION

The Company has three identifiable segments, namely licensing, production and distribution.

The accounting policies of the segments are same as those described in the June 30, 2010 audited financial statements.  The Company evaluates each segment’s performance based on its contribution to consolidated net earnings. There are no inter-segment charges or transactions. The table below presents summarised financial information for the three months ended March 31, 2011 and 2010.

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

Business Segments

March 31,	2011 (Unaudited)				2010 (Unaudited)
	Licensing	Production	Distribution	Total	Licensing	Production	Distribution	Total
Total revenue	$-	$-	$-	$-	$-	$-	$-	$-
Earnings (losses) from operations	-	-	-	-	-	-	-	-
Total assets	-	-	-	-	-	-	-	-
Total liabilities	-	32,540	-	32,540	-	32,540	-	32,540
Reconciliation to Financial Statements
Revenue
Total revenue from Reportable segments				$-				$-
Other				-				-
				$-				$-
Net Income (Loss)
Total losses from Reportable segments				$-				$-
Other				(50,326)				(60,043)
				$(50,326)				$(60,043)
Assets
Total assets used for Reportable segments				$-				$-
Other				82,700				267,384
				$82,700				$267,384
Liabilities
Total liabilities of the Reportable segments				$32,540				$32,540
Other				44,993				33,452
				$77,533				$65,992

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2011 and 2010

11.        DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). There are no material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States (“US GAAP”) and in SEC Regulation    S-X.

A separate statement of comprehensive loss has not been presented as there are no differences between net loss and comprehensive loss.

New accounting pronouncements

There were no new accounting developments in U.S. standards that would affect the results of operations or financial position of the Company other than those detailed in the audited financial statements for the year ended June 30, 2010.